FORM 12b-25


NOTIFICATION OF LATE FILING OF FORM 10-QSB        SEC FILE NUMBER:
                                                  0-3425


For Period Ended:  March 31, 1999


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Part I - Registrant Information
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Full Name of Registrant  Platronics, Inc.

Address of Principal Executive Office (Street and Number)
301 Commerce Road

City, State and Zip Code
Linden, New Jersey  07036



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Part II - Rules 12b-25 (b) and (c)
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The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.


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Part III - Narrative
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     The subject Form 10-QSB could not be filed within the
prescribed period because the accountant needs additional time to compile the information and thereafter the Company needs time to complete the Management Discussion.


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Part IV - Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification

Paul M. Petigrow, Esq.     (973)                 325-2100
(Name)                 (area code)          (telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         __X__ Yes     ___No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Platronics, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 17, 1999                 By Ronald Knigge


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Part IV (3) - Explanation
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     It is anticipated that operating income will change from
$49,722 for the quarter ending March 31, 1998 to a a loss of $61,727 for the quartner ending March 31, 1999. It is anticipated that the net income will decrease from net income of $35,760 for the quarter ending March 31, 1998 to a loss of $65,098 for the quarter ending March 31, 1999. Earnings per share will decrease from $.04 share to ($.07) per share.